MeadWestvaco Corporation

One High Ridge Park

Stamford, CT 06905

tel 203 461 7400

fax 203 461 7589

December 23, 2005

BY EDGAR AND BY FAX

Mark A. Wojciechowski

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re: MeadWestvaco Corporation, Form 10-K for the Year Ended December 31, 2004, Filed March 16, 2005, File No. 001-31215

Dear Mr. Wojciechowski:

On behalf of MeadWestvaco Corporation (the “company”), attached are the responses of the company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 15, 2005. Based on our review of the comments raised by the Staff, we believe that the information provided herein will demonstrate that compliance with the Staff’s comments can be handled on a prospective basis. Consequently, where applicable, we have written responses to the comments requesting changes to disclosures in a manner that describes what we propose to do for future filings. We are hopeful that after full consideration of these responses, we can reach an agreement pursuant to which all changes are made on a prospective basis only.

For the convenience of the Staff, the responses set forth below have been placed in the order in which the Staff presented the comments, with the text to each comment presented in italics before each response.

December 23, 2005

Form 10-K for the Fiscal Year Ended December 31, 2004

General

1. Please include page numbers in all filings to facilitate communications.

We respectfully inform the Staff that we will include page numbers in all future filings.

Management’s Discussion and Analysis

Results of Operations

2. In your discussion of the year ended 2004 compared to 2003, you explain that total market related downtime was approximately 55,000 tons, which had a negative impact on results of $14 million. Please expand your discussion to explain how the market related downtime is quantified, and how the impact on results is calculated.

We respectfully wish to inform the Staff, that we consider market related downtime as unplanned production shutdowns in response to an unforeseen decrease in demand, in order to conserve working capital and manage inventory levels. The impact is measured as the unabsorbed fixed manufacturing costs due to lower production, but does not include lost profits on shipments not made. We will expand our disclosure related to market- related downtime in management’s discussion and analysis section in our 2005 Form 10-K filing. We respectfully submit to you in Appendix A to this letter, a draft of the proposed disclosure.

Financial Statements

Summary of Significant Accounting Policies

Depreciation and Depletion

3. We note that you amortize timber costs based on the relationship of undepleted timber costs to the “estimated volume of recoverable timber.” Please expand your disclosure to indicate whether your estimates are based on the current stage in the growth cycle or if you are forecasting quantities to be available in the future. Also indicate the extent to which your estimates include costs to be incurred in the future. Explain how you define a stand of timber, and distinguish between each stand in recording costs during the growing cycle. Identify the specific components used in your computation and the estimates and assumptions underlying your calculation.

December 23, 2005

We respectfully wish to inform the Staff that timber volumes used in calculating depletion rates are derived as follows:

As of the beginning of a year, we determine our estimated timber volumes at that time. Next, we estimate the amount of growth expected (i.e. added volume due to increased size of timber on hand) during that year on our merchantable tracts, and the volumes of previously non-merchantable timber that, due to the passage of time, are expected to become merchantable during the current year. The total of these volumes is then divided into the total cost associated with those volumes of timber to determine a per-ton of volume depletion rate. This depletion rate does not include an estimate of either future reforestation costs associated with a stand’s final harvest or future volume in connection with replanting of a stand subsequent to the final harvest.

The cost amounts used in the depletion calculation reflect amounts recorded at the end of the prior year, which have resulted from the accounting of prior years, plus the cost associated with the timber that is expected to become merchantable during the current year.

These calculations are made for each of three geographic regions (i.e. stands) of the company’s timber holdings. For each geographic region, a depletion rate is calculated for hardwood sawlogs, softwood sawlogs, hardwood pulpwood and softwood pulpwood, or four distinct rates.

We supplementally wish to inform the Staff that total annual depletion for each of the years from 2003 through 2005 was approximately 3% of total annual depletion, depreciation and amortization. When we draft our depreciation and depletion policy disclosures, this overall relationship is considered. We will expand our current depreciation and depletion policy disclosures in our 2005 Form 10-K filing. We respectfully submit to you in Appendix A to this letter, a draft of the proposed disclosure.

We hereby acknowledge that the company is responsible for the adequacy and accuracy of the disclosures in the Form 10-K, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the U.S. federal securities laws, and the Division of Enforcement has access to all information we have provided to the Division of Corporation Finance in response to its review of the company’s filings.

December 23, 2005

If you have any questions concerning this response, please contact the undersigned at (937) 495-3472.

Very truly yours,

/s/ John E. Banu
John E. Banu
Controller

cc:	John A. Luke, Jr.
E. Mark Rajkowski
Wendell L. Willkie, II
Richard Quimby, PricewaterhouseCoopers LLP

Appendix A

Management’s Discussion and Analysis

Results of Operations

The following excerpt is from our 2004 Form 10-K. For our 2005 Form 10-K, we will disclose the additional information in bold.

Due to order backlogs and strong customer demand, market-related downtime in 2004 was significantly less than in 2003. Total market-related downtime in 2004 was about 55,000 tons, which had a negative impact on results of approximately $15 million. The majority of this downtime was taken in the first quarter of 2004 in the Paper segment. In 2003, the company took 148,000 tons of market-related downtime, which had an impact on results of $45 million. The 2003 market-related downtime was taken primarily in the second half of the year by both the Packaging and Paper segments. Maintenance costs in 2004 were also less than in 2003. Total maintenance costs in 2004 were about $470 million, compared to $485 million in 2003. The effects of market-related downtime, which consists of the unabsorbed fixed manufacturing costs due to lower production, but does not include lost profits on shipments not made, and maintenance costs are reflected in cost of goods sold.

Financial Statements

Summary of Significant Accounting Policies

Depreciation and Depletion

The following excerpt is from our 2004 Form 10-K. For our 2005 Form 10-K, we will disclose the additional information in bold.

Depreciation and depletion: The cost of plant and equipment is depreciated, utilizing the straight-line method, over the estimated useful lives of the assets, which range from 20 to 40 years for buildings and five to 30 years for machinery and equipment. Timber is depleted as timber is cut at rates determined annually based on the relationship of undepleted timber costs to the estimated volume of recoverable timber. Timber volumes used in calculating depletion rates are based upon merchantable timber volumes at a specific point in time. The depletion rate does not include an estimate of either future reforestation costs associated with a stand’s final harvest or future volume in connection with replanting of a stand subsequent to the final harvest.

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